AVALON ADVANCED MATERIALS INC.
NOTICE OF CHANGE OF AUDITORS PURSUANT TO
NATIONAL INSTRUMENT 51-102

TO:	Ernst & Young LLP

AND TO:	Deloitte LLP

CC:	Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island
Securities Registry Northwest Territories

TAKE NOTICE THAT Avalon Advanced Materials Inc. (the “Company”) hereby provides notice pursuant to National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) of a change of auditors from Deloitte LLP (the “Former Auditors”), to Ernst & Young LLP, effective August 31, 2017.

TAKE FURTHER NOTICE THAT:

1.	The Former Auditors were requested to resign by the Company.

2.	The resignation of the Former Auditors and the appointment of Ernst & Young LLP in their place have been approved by the Board of Directors of the Company;

3.

There have been no reservations contained in the Former Auditors’ reports on any of the financial statements of the Company commencing at the beginning of the two most recently completed fiscal years and ending on August 31, 2016; and.

4.	There are no reportable events (as defined in 7(e) of NI 51-102).

5.

The Company has requested the Former Auditor and Ernst & Young LLP to each furnish a letter addressed to the securities administrators in each province in which the Company is a reporting issuer stating whether or not they agree with the information contained in this notice. A copy of each such letter to the securities administrators will be filed with this notice.

DATED as of this 1st day of September, 2017.

AVALON ADVANCED MATERIALS INC.

/s/ R. James Andersen
Name:	R. James Andersen
Title:	Vice President, Finance and Chief Financial Officer